

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

April 25, 2007

Mr. Christopher Turley, Chief Financial Officer
McNab Creek Gold Corp.
Suite 1128, 789 West Pender Street
Vancouver, British Columbia
Canada V6C 1H2

> **Re:** **McNab Creek Gold Corp.**
> **Form 10-KSB/A for the Fiscal Year Ended March 31, 2006**
> **Filed April 19, 2007**
> **File No. 000-50915**
>
> **Response Letter Dated February 23, 2007**

Dear Mr. Turley:

We have reviewed your Form 10-KSB for the fiscal year ended March 31, 2006, and response and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended March 31, 2006

Report of Independent Registered Public Accounting Firm, page 16

1.   We note your response to comment 1 of our letter dated January 25, 2007. We understand that the opinion of Ernst & Young LLP as of and for the year ended March 31, 2005, was included in your Form 10-KSB filed on July 18, 2005. However, registrants must include an opinion covering each of the periods presented in their financial statements. Since you present financial statements as of and for the year ended March 31, 2005, you must include an audit report covering that period. Therefore, we re-issue our comment 1 of our letter dated January 25, 2007.

2.   We note your response to comment 2 of our letter dated January 25, 2007. The 4th paragraph of the audit report of Dale Matheson Carr-Hilton Labonte Chartered Accountants indicates that your financial statements present fairly, in all material respects, your financial position as of March 31, 2006 and your results of operations and cash flows and changes in stockholders' equity for the year then ended in accordance with US GAAP. Your audit report does not opine on the period from inception-to-March 31, 2006. We re-issue our comment 2 of our letter dated January 25, 2007.

Certifications, Exhibits 31 and 32

3.   Please sign and date the certifications pursuant to Section 302 and 906 of the Sarbanes-Oxley Act of 2002 as presented in Exhibits 31 and 32. The date of the certifications should be the date of the filing. Refer to Item 601 of Regulation S-B for additional guidance.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ryan Milne at (202) 551-3688, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3684 with any other questions.

Sincerely,

April Sifford
Branch Chief